Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: October 07, 2021

Starry’s Chet Kanoija; Fixed Wireless Broadband Provider Becoming Public Company

Lightshed Live

October 7, 2021

Link

Brandon Ross [00:00:00] Thank you. Should we do an audience survey on what they think of your shirt?

Walter Piecyk [00:00:09] I’ll sign a T-shirt. Dave Schaffer was salty me other days like, oh, to be a sell side analysts, you just have to sit in your pajamas and take calls all day.

Brandon Ross [00:00:20] Does he realize your B.S. also?

Walter Piecyk [00:00:23] He did not say, You can’t say that.

Chet Kanojia [00:00:26] Well, in that case, you need your best friend.

Walter Piecyk [00:00:30] It is true. We were hazing people. I was hazing all our clients for not wearing a vest. I know I was hazing, too. That didn’t have vests the other day, so I think lifeguard needs to start issuing vests. Police yeah. A quarter, a no. A quarter zip. No. Who is,

Brandon Ross [00:00:48] I think, just heroes. But Rich doesn’t like hoodies at all, which I’ve never heard of it ever.

Walter Piecyk [00:00:56] As someone not liking Hoodies. Yes, welcome to light shed live. Thank you very much, everyone for you for joining us. Good invitation. Today we are talking Star, a disruptor in the broadband space by going after the space using, yes, wireless frequencies. I think most people might be familiar with them in terms of hitting M.D. use multi dwelling units, these large buildings. But I think the technology has certainly evolved maybe from when maybe the last time everyone has checked shirts, the founder, and we’re very pleased to have him with us. Thank you. How are you doing, guys? Thank you. So why don’t why don’t we get started and kind of just give us, you know, a little bit of the background of kind of how you went from point A to point B to where we are today and why you chose this route in terms of the next phase of the company’s growth?

Chet Kanojia [00:01:54] Yeah. So we started the company in like December 19 through December 20th of 2014. And so really thinking of beginning in 2015 and from 2015 through 28 end of 18 was really a big sort of product development phase for us. And, you know, obviously it’s people are probably familiar, right? We were we’re using a combination of high capacity millimeter wave network with very high transmission power, basically technology that we created both sides of the equation and really boiling it all that down. And then I know how much the audience is sophisticated on the wireless side or not. But really, the name of the game here is you’re competing against Coke, so you need a lot of capacity. So that means you need, you know, hundreds of megahertz plus massive MIMO. So you’re basically putting a multiplier effect in there. You need range, so you’re basically build out cost and time to build out is more efficient because you’re using a combination of power and altitude, because millimeter wave doesn’t really permeate modern construction material and gets affected, if you will, with physical objects.

Walter Piecyk [00:02:59] To be clear, just does not run through walls like just before. Before we get to the technology, let’s back up and just talk about the market that we’re going after. So in your slide deck, you talked about this broadband market of 100, I think an $18 billion, which is the aggregate revenue generated by both residential broadband, but also I think that probably includes some business revenue in there as well, right?

Chet Kanojia [00:03:22] It includes small business as well.

Walter Piecyk [00:03:25] So is the pain point to basically go after every do you think you can go after every version of broadband customer that’s out there or is there a subset of the broadband market that that you think is addressable?

Chet Kanojia [00:03:37] You know, I think if you take enterprise, you know, classic sort of point to point fiber where there is justification for, you know, fiber build from an R2 perspective. Take that out. And then I think you’re really looking at broadband bus services that are riding on broadband. And some of those aren’t even sort of envisioned today. And SMB, which is, you know, we think of that as, you know, 20 to 30 employees and Slaters less than that and 19 retail. So that’s sort of a loose collection, if you will.

Brandon Ross [00:04:06] And if you look from a consumer perspective you’re offering versus those of kind of the cable companies or others out there like a FiOS over builders. Can you talk a little bit about what your value proposition is?

Chet Kanojia [00:04:24] Yeah. So you know, the first point of the value proposition bundle, right? So they’re not the customers not being forced or their life’s not being made complicated in terms of take this TV thing or Peacock or this or that or any of those things, or it’s it’s a straight product, number one, number two, it’s symmetrical or it’s biased either way. So we offer, you know, 200 200, 200, 100, 400 200 or 500 200 gig both ways. So lots of different combinations at a very attractive price plus control latency. So you’re looking at and very low subscription. So I think there’s a chart in there which I could probably find in a second, which talks about kind of the oversubscription ratios and net. What that means is and I think I saw some tweets from you guys before, you know, during the pandemic, before the note got split or whatever else where you know, when everybody’s on at the same time, your speed of performance declines. And so that’s really the capacity problem, right? So. So we offer sort of, you know, below rack rate without, you know, rentals of routers or fees, taxes, et cetera, and at a very attractive price point. And then I think on top of that, the customer experience is really great. You know, it starts with basic things like, you know, half hour windows for installations or really responsive care that has telemetry built into the network. So you call us and ask us about a VPN problem, we are happy to help you with that. So all of that combined, you know, really kind of a modern experience as they think about, you know, kind of how our customer today expects e-commerce to work or things along those lines. And that’s kind of it.

Walter Piecyk [00:05:59] That’s a good that’s a good way to keep customers, which is great. And obviously your reputation builds over time. But if you think about the pain point, getting the customer to sign up, getting that, getting to whatever those penetration rates are going to be and the addressable market, is it just because the customer hates their cable company that much and they’re looking for an alternative? I mean, obviously your NPS scores, which you which you put in the in the presentation, are very high relative to cable. Easy comp clearly. Or do you or do you need but high in general, high? Yeah, absolutely high. Even on an empirical basis, for sure. Sorry, you’re right. But do you need I mean, you also talk in your presentation about the cost to build is so much lower. And I think people are turning to a certain extent excited about some of the fiber opportunities which have much higher fiber overbuild opportunities, which have much higher cost to build. Why not come to the market with just a even lower offer in terms of broadband to really drive penetration as high as you possibly can get it?

Chet Kanojia [00:07:01] I think that happens over time also organically. I mean, if you think about kind of lifestyle, silent cycle of the company, you know, we started with serving multifamily first in 2019. That’s been a big endeavor for us. So we went from zero standing start to almost 300000 apartments that we’re active in two hundred and eighty four thousand at the end of the second quarter. That’s been a huge ramp. If you think about how many were deploying on a monthly basis, you know, ten to fifteen thousand even at at this stage and a month later. So, you know, we haven’t found yet that we need to push price down. We’re going to drive that adoption there. We think, you know, the rule of thumb used to be, you know, quarter just hate their customer data provider anyway. So they’re going to consider you a quarter can be swayed a quarter of no change. And in the quarter, we’ll just switch back and forth based on the best offer. Our view is like, we don’t want the quarter that switches back and forth on the best offer. We want the core sort of quarter that we want to serve really, really well, grow with them. And as the market changes in a cord cutting need for digital services, you know, ultimately maybe you need storage, attach very close by, you need low latency, you know, collaboration tools, all those kinds of things. So I think what we’ve found is, you know, take rates for us has been pretty. I mean, look, we built a model of the business and built that based on, you know, four to five percent break even at four to five percent EBITDA, EBIT breaking at four to five percent of passing. And you know, we regular. Lee, whatever we’re building out in those properties, we’re exceeding 20 plus percent after the first few months. Of course, your cohorts are running north of, you know, about close to 22 or three second airports, you know, close to 30. And it speaks to just, I think, dissatisfaction competition. And it’s the new, you

Walter Piecyk [00:08:45] know, so better. So I think the penetration rate that many people might be familiar with is, again what we hear in fiber land where they talk about 35 percent. And again, as you point out, the cost of capital or the cost to get to that building is much higher, but is the reason that fiber may or may not be getting those higher penetration rates in year one or year two of their launch in a market. Just because the perception?

Chet Kanojia [00:09:11] No, actually, you know, most people can sort of under. Value Cable’s ability to predatory price small geographic areas. And what I mean by that is if you’re, let’s say, you know, your fiber overbuilding or even, you know, used to be RCA and whatever else,

Chet Kanojia [00:09:28] you

Chet Kanojia [00:09:30] basically they can see you coming a mile away. Combination of makeready, combination of conduit access, all of those things that allows them to focus marketing. As you come in with the wireless, you know, you’re like, it’s a Whack-A-Mole problem. You’re popping up every which way and you really looking at a citywide sort of problem at that point, right? From a pricing perspective. So that’s the other thing in my experience dampens take rates on a traditional slow line overbuilt.

Walter Piecyk [00:09:55] So is your ultimate goal to get to 35 or 40 percent penetration? Or do you think that I mean, you know, again, you point out in your model that 20 percent penetration you can get to your target EBIT margins and what have you over time.

Chet Kanojia [00:10:07] But well, less than that, I think we don’t project. So in the projection period, we don’t exceed six and a half. I think six, six and a half percent of serviceable passings integrate terminals. Case we’ve modeled was like 18 percent, 17 percent. So it’s a pretty low bar that we’re setting, not because we don’t think we’re going to see exceeded because we clearly have evidence we exceed it. We just want to be, you know, conservative today and accounting for the fact that what you’re pointing out, which is, look, there may be fiber over bills that go on, at least while the money’s cheap in that in the near term, that might. But you know, I think the flip side is just the time it takes to build those as it’s just dramatically higher.

Brandon Ross [00:10:46] Is there a real difference in the value proposition between what you’re offering and the fiber overbuilt? There isn’t right because you get symmetrical both. No experience like. And like, how do you market? I know Richard wants to drill down on some other things, but how do you like what’s your market? What’s your marketing message? What’s your real goal? What’s your go to market versus the equal predator, orally priced cable companies?

Chet Kanojia [00:11:14] So depends on in the multifamily sector, obviously, you know, because your service ability is low, meaning wherever your deployed is kind of where you can market, it tends to be much more physical in terms of an event or leaflets, fliers things along those lines. We’re just starting Columbus, Ohio, which is the first market. We were serving single families as well, which is really like a big kind of transition point for us. And there it’s from a channel perspective. It’s largely digital, it’s very efficient, as you would imagine. And the message is basically, you know, the pillars tend to be for us, you know, great speeds and great performance, you know, great customer experience and a company that has transparency built in its course and no tricks, you know? Yeah. So it really attracts that customer who’s either been recently frustrated has just gone out of promo period and is seen running a promo that they can’t get access to or, you know, all of those things.

Walter Piecyk [00:12:09] So let’s just go back to the kind of the path to that penetration because you’re talking about, I guess, addressable buildings and my penetration was like where you’ve actually put an antenna on in this case, a multi-donor, you know, that changes over time as you go direct to homes. If we looked at in the presentation, you say the coverage of the network is X and then the addressable market is Y, and that’s 50 percent, meaning that 50 percent of the homes within the coverage area you can actually reach with an antenna and then some percentage below that of those that are reachable that you actually hook up or X percent and then you get penetration within a building is there. If we’re just going to a building, is there a typical penetration rate within a building that rolls up to this four percent or seven percent, you know, percentage of the much larger number that gets you to this EBITDA or positive

Chet Kanojia [00:13:07] in an MDU. context that’s, you know, think of it as 18 ish percent in a single family. It’s basically the way the build up is about a quarter percent of fasting or half percent of passing on a quarterly basis.

Chet Kanojia [00:13:21] So I think my point is then I think that most people would think that 18 percent should be easy lifting because of this, this mindset of like if the person in that existing building is only experience was the cable company that you should be able to go in easily and get 30 percent penetration as an example or 30. Why is that not happening or why might that not be true?

Chet Kanojia [00:13:43] We think it will. But I think from a forecast perspective, we’ve set a pretty conservative case in the business forecast going forward. But you know, I think we’ve been transparent about if you look at where we’re deployed, we are at north of 20 percent on average after, you know, first few months.

Walter Piecyk [00:14:01] And the second component that and then I’ll I’ll turn it back to Rich and Brandon is. That 50 percent is that just a function of where you’re willing to build today, because there’s companies like Pivotal that are out there that talk about technologies that can be utilized where you’re not going, the spectrum off of this, that way or that way, and that you can get a much larger percentage of the buildings.

Chet Kanojia [00:14:22] You know, the 50 percent is that’s a transient number. When we start a market, it tends to be in the, you know, 70 percent range serviceability. And over time, you improve that to, you know, give or take in a high 80s, low 90s, and that will vary based on the market rate. There is obviously a trade off if you’ve got an extremely topical, logically challenging area where you may be lower on the serviceability part or if you’ve got extreme foliage conditions, you’ll be lower in the serviceability part in the 70 percent range. Whereas as you get out more west, you’re going to be higher, you know, 95 percent plus on serviceability side. So there’ll be a little bit variation, depending on how much you’re willing to invest for me. How many local assets that you’re willing to invest in

Chet Kanojia [00:15:05] the richest to hold on for one second, there’s one. Just I think there’s a good opportunity to kind of pivot to something you and I have talked about before in terms of many people are familiar with the early travails of Verizon and using millimeter wave spectrum. Just can you give us the basics of physics in terms of the elevation of your network and how your approach using this same frequency? Well, maybe a lower because 24 versus 38. But using this frequency works and how you’re building a network versus perhaps what people are familiar with in the failures of Verizon.

Chet Kanojia [00:15:36] So, so I think just out of Engineering 101, basically what you’re really solving for is ERP, which is basically, you know that the effective margin you have between two points. The problem when you’re building a combined network is the mobile handset. Sorry, I’m trying to put my iPhone up.

Chet Kanojia [00:15:57] You can’t see it, you can’t see a green screen, just exactly

Chet Kanojia [00:16:01] the mobile device has no gain on its tunnel, right? Plus it is working off of a battery. So in order to talk to that mobile device, you’ve got to be a lot closer and you’re just doing a sprite approach towards distribution of your propagation rights, a building at 60 19 feet into the palm space, you know below. High tension and you’re building, you know, as much wide dispersion as you can because your handset has failed, really. So your gain and it’s got a battery that’s using to talk back up to you. You switch to what star is doing is using I’m not restricted to zero game because my receiver doesn’t go in anybody’s pocket is mounted on the side of a building so I can build a lot of gain into it. Different kinds of antennas and then I can use. Since my targets are fixed, they don’t move. I can basically decide my build altitude is going to be much higher because I really need to see people’s rooftops or near the top eaves. And that allows me to have a much wider area of propagation. So it’s a I mean, my, you know, when we started the company in a kind of view with millimeter wave makes a ton of sense for fixed. Not really a whole lot of sense on the mobility side. And I think generally that’s how it sort of playing out is play

Walter Piecyk [00:17:13] that I was even referring to Verizon’s fixed deployments, where in that case they weren’t putting it on rooftops. Maybe they were putting it inside someone’s home and there wasn’t line of sight and maybe the elevation

Chet Kanojia [00:17:23] doesn’t work out. You know, we did a ton of work in 2015, 2016. You know, obviously, Rappaport did a lot of work on propagation sounding, and we did sort of 10 months of, you know, actual physical propagation work against snow, sleet, rain, ice, you know, different kind of foliage, different kinds of trees. In our conclusion was it’s a fool’s errand to try to penetrate any kind of modern construction material. You just don’t have any.

Walter Piecyk [00:17:51] And what about leaves and light? Like, if I think about your 50 percent, are you literally seeing line of sight to the rooftop of every one of your addressable market? Or do you have some tolerance for leaves?

Chet Kanojia [00:18:03] We haven’t really thought about a tree. You know, think like a six or eight meter tree. That’s what we have tolerance in our budget. We carry enough to get punched through one, one and a half tree. Now again also depends. You know, that’s an oak tree. If I add a bunch of fakers, maybe I will push for trees. But really, we planned for one six inch meter tree.

Richard Greenfield [00:18:28] Richard can jump in or we only keep going. No, he’s been fasting for 20 30 minutes. I gave a little show, so let you jump in. So I was just me. Otherwise I can keep going. First of all, we’re 23 minutes, and if you have questions, I’m sorry. We’ve already got a couple that have flown into the Q&A box, but please the Q&A. Fill in the questions. We’ll try to get through as many with Chad as we can before the four o’clock hard stop. I’m sitting in New York, Upper East Side. I have spectrum. I just ran a speed test. While your spectrum is your cable operator, you don’t have spectrum. You don’t own radio frequencies you have. I do not suspect, but I have no ownership of spectrum that I’m

Brandon Ross [00:19:07] on the spectrum half spectrum.

Richard Greenfield [00:19:11] But I do have spectrum cable and I have. My downstream is 346 and my upstream is twenty one point nine. And that is the best I can buy from Spectrum in New York City that I’m aware of. My question to you is, is when you know, going back sort of to Walt’s question, when you think about who to light up and even Brandon, where, you know, fiber, fiber like up in Connecticut, I can get a gig symmetrical because they’re, you know, Altice is actually building fiber versus trying to talk about high splits and docks, and all the stuff the cable is trying to jury rig higher speeds out of. When you think about where you market, are you going after places that don’t have fiber? Like, How are you? You? He was like, I think about marketing,

Chet Kanojia [00:19:56] not even marketing rich like and how we’re thinking about network building. Where our focus is, is, you know what I will loosely defined as noncompetitive markets, which basically means that’s about 60 70 percent of the country, which is where are you going to Single X provider? And Alek and the like tends to be in various shape of disarray or stage of disarray in terms of kind of where fiber focus is. Some days it’s focus point, some days it’s not. Or, you know, they haven’t done customer service abysmal. So that’s the sort of core focus if you think about, you know, queens is a good example where that’s kind of the situation or, you know, Hoboken, that, you know, across wherever you’re looking at in the Boston area, it’s familiar with that. You’ve got, you know, Allston, Brighton has RCN. We do well against that. But you’ve got, you know, Everett Malden largely on they’re a non overbuilt areas because people forget, but fires at some point to stop construction, right? And so, so throughout the Midwest, you know, you look at and you look you can take a look at our twenty four gigahertz holdings. And that really tells the story of kind of where we are going ultimately is because all of those markets, you know, be Vegas, Reno, you know, Phenix or all the Ohio blocks or those are all, you know, noncompetitive in that sense.

Richard Greenfield [00:21:09] So one of the questions that just came in from Ron was how often or how good are you at qualifying the people that you know? So I go to the story website, it says that I’m about that. It’s available, you get to my building. I’m all excited to have story service. And it actually just doesn’t work. Line of sight wise.

Walter Piecyk [00:21:27] Yeah. So I think if you go towards, there’s a slide there of the comic side of where it is. OK, Page 45. So what we do is so when we build the macro sites, we are propagation illuminates on a per one square meter resolution every rooftop. So when a truck comes in, they actually have an iPad. So before the tech is even assigned anything, they know exactly where the coverage is on what spots around the house, even if it’s behind a tree or what we think the expected our society expected performance is going to be. So that is plus or minus three DB. Basically, that means, you know, we’re within close to know 95 percent accuracy on that thing. The Tuck arrives to have an iPad. The iPad has an augmented reality application. They hold it up and it actually paints the entire picture where they need to be doing where the propagation points are. So the success rate at install. So if you go into Columbus is a good example. If you go into our sign of flow, you’re separated based on service ability versus not. So if you’re service will, you’re going to be scheduled. If you’re not, you’ll be put in a different holding tank till we get service ability to your point. So it’s the propagation is modeled at the illumination point on a per square meter of what the target areas.

Walter Piecyk [00:22:50] Let me just interject here with maybe two nerdy engineering stuff like when you have a an antenna on the top of an empty you, then everyone in the building gets it right. You’re distributing. So in that case, like anyone in that building that’s been quote unquote lit up, it’s no different than if you just popped a fiber into the basement. So in the future, and I think that’s most people’s perception of story historically, so in the future is the issue that so if you look at that, your subscriber growth estimates a million subs or so by the end of twenty five. Like, what’s the mix of that? And maybe you where it’s big fiber? Excuse me, big millimeter wave antenna on the top of an empty you and getting penetration versus, I think, what you were just describing, which is like single family homes or maybe like one of these, you know, and all stand those, you know, three or four apartments? Yeah. So how does that mix and how does the technology differ?

Chet Kanojia [00:23:45] The so the mix, I think, is as follows. You know, our experience today is about depending on the city, right? Obviously, New York being very different. But you know, about 20 percent of the market is has been about 70 apartment units and greater in terms of the mix. And then it grows down as you bring the mix down going forward. So I think you can probably do the breakdown

Walter Piecyk [00:24:08] understand that 20 percent of your subs are in. No, no,

Chet Kanojia [00:24:12] no, no. If 20 percent, the market today is in the larger buildings in these cities. And then as you reduce size, then different percentages kick in and single family tends to be a very small component in true, you know, cities and in the U.S., you start going out to some of our expansion markets as we call them, you know, Columbus, Ohio, things like that. You’re really looking at eighty five percent single-family and 15 percent multifamily. Or less, right? In that sense, and multi-family comes in lots of different shapes, you know, you look at, you know, Colorado, it’s a lot more, you know, that sort of. Smaller garden style multifamily, you know, two story that kind of stuff

Walter Piecyk [00:24:55] you were saying, multifamily is my perception is like the B you students in Austin, where there’s six apartments in one building.

Chet Kanojia [00:25:00] Exactly. Yep, that’s multifamily as well. Right.

Walter Piecyk [00:25:03] So when you think of your opportunity qualifying a building or you know that you can hit the top of a 10 story building is different than hitting a single family home in terms of how the. So when you think about how your growth goes over the next five years, how do you when that sub growth, how what’s that mix going to look like in terms of like a two story building versus a 15 storyboard, 10 story building?

Chet Kanojia [00:25:24] So what I was trying to guide you towards was the mix in the market of the residential sort of sizing is along the lines that I shared and to basically follow proportionately in those things. OK. And the technology is very different on the larger multifamily and larger we qualify as 60 and greater. That has a different class of radio that has that goes on the rooftop. It’s power over Ethernet, so it powers there. And then basically it’s got active electronics that are splicing into the distribution frames that every alternate floor or whatever the distribution frames in the building happens to be a patch, and the wiring and the wiring could be copycat five cat six galactose or barn either way. So we are media independent within that building for the smaller ones like the Austin Break case or the single family. It’s a small radio that is collects Howard and collects data, so basically it carries power and collects splits as a single cable solution. And it’s also really clever that it can be split 16 ways so you can basically take the collects and split it with a passive splitter and feed into 16 different properties underneath it. So a classic case would be, you know, you’ve got the eight, you know, four apartments on one stack for apartments, the other common stairwell, single radio back each customer, whoever takes the service, contributes power and gets data as well. And that works great for, you know, strip malls think those kinds of installations, but it’s the same radio that sort of single family as well as these small multifamily.

Walter Piecyk [00:26:55] And is there a difference in your mind generically in terms of the return of investment? I mean, you have more expensive, more powerful radio, but you’re obviously amortizing across more customers in an to you. But you have to maybe pay elevator fees, the building guy or whatever it is versus like the single family home. Is there is there a preference in the type of customers you want in terms of returns you’re going to get

Chet Kanojia [00:27:17] so they progressively change over time? So we what we’ve been doing is basically trying to get the electronics to match on a per unit basis. So we’re pretty disciplined about I think we are benchmark. That we disclosed as part of the disclosure was we’re spending about $315 per activated unit that is occupied by a subscriber, not on a passing. This is actual occupied by a subscriber. That includes cost of radio, cost of labor, installation, all that stuff. And so we try to basically continuously driving our cost curves down on the subscriber side as well to match that number. Because the kind of commitment we make to ourselves of the subscriber payback because, you know, about 10 month periods. And. OK. I think that our current single family radio is they can afford a $200 range. But that can be applied on the small multifamily and if you’ve got four apartments in the fact that allocation becomes really, really low, right? And so the next iteration of that, you know, we’re going to be driving another 40 percent cost out of it over the next 12 18 months. And then that, you know, that lines up with our continuous more deployment.

Brandon Ross [00:28:27] We’re about halfway through now, and there’s two ways to ask questions. One is in the Q&A box, the other is in the chat and we have a couple of questions in each. So we’re going to go to the Q&A and looks like two of the questions are from Nils Pellman. So we’ll just ask those back to back. I guess the first one says Forty eight K sounds like a relatively low customer number. What has been the churn experience and what will it take to really scale the business? So I guess he’s asking what your churn is and what the kind of like gross adds churn dynamics are to really get the business to be bigger.

Chet Kanojia [00:29:11] So, you know, it’s worthwhile putting it in context, writes the two years that we’ve been operating as a company in terms of providing service, we went from a standing start to forty eight thousand in the second order, and that was largely on our large multifamily 70 apartments or greater. So if you think about as a total take rate, it’s a pretty high number given where our focus was. And the reason for that focus was because there’s lower cost, single family product is just beginning to roll out, right? So that was kind of really what the, you know, we have a pretty disciplined approach that we’re not going to put out the $2000 already on a consumer’s home when we can’t have sort of a justification for it. So to answer the second question, but with that parameter, just to sort of point to historical, you know, we’ve doubled, you know, we went from zero to seventeen thousand or so in nineteen, we doubled in twenty. We expect to double again this year and continue to do that without really, you know, driving excessive amounts of penetration. That’s relatively light penetration rate on the churn part. You would, you know, the churn experience, although we are still you would expect us to be on the higher side just because we on that more on the rental side of the market today, as opposed to owned fully on a single family side are not our experience. Although, you know, we’re not specifically guiding on churn is basically it’s along the lines of move. So about a 19 ish percent of the country moves on an annualized basis. We pick up a bunch of those people as reconnects happen as people move back in. So you end up at a lower, much lower number than that. But that’s our experience. So it’s like one

Brandon Ross [00:30:46] change per month, basically

Chet Kanojia [00:30:49] on a net basis. And then you’re really thinking about, you know, what’s the effect of lifetime of that, you know, apartment that you’ve deployed. So it’s really we kind of think of it as an occupied unit sort of lifetime value as opposed to individual consumer. But because your capital is not tied to the consumer, effectively, your sack is right that in the sac on the reattach tends to be lower as well.

Richard Greenfield [00:31:10] And just to be clear, the reason why I mean, in cable, you obviously can’t take your equipment with you, but theoretically you could take story with you. You just haven’t deployed where people are moving to very often. And so that’s why it’s churn. Ultimately, if you roll out to enough of a footprint, people move, you know, within x miles of their house. Generally, that won’t be an issue longer term, I would presume,

Chet Kanojia [00:31:34] or much like cable as well rich where you are getting the reattach in that same a house as well as you’re moving in the end because you can’t take started today with you, largely because we don’t sell you the equipment. You don’t even need part of kind of our network and it terminates there. Got a Wi-Fi device.

Walter Piecyk [00:31:53] You will also if you’re I mean, if you’re in a multi dwelling unit, the antennas at the top of the building, you’re not taking the antenna at the top of the building. I mean,

Chet Kanojia [00:32:01] I was making this question was one along the single family part of you were being

Walter Piecyk [00:32:05] nice, chet, that I can give you. I mean, look, when you when you hit single family homes, then clearly the churn should improve relative to a renter, in an apartment, in a multi dwelling unit that might be higher move rate than a single family home, right? So that’s potentially another dynamic in terms of your mix of subs and return on investment.

Chet Kanojia [00:32:30] And obviously small and medium business makes it, you know, takes it another direction where you’re basically getting a much higher ARPU compared to where you know you are on the residential side.

Walter Piecyk [00:32:41] I mean, is everyone just going for that $50 a month, two hundred by two hundred? That’s the most

Chet Kanojia [00:32:46] popular thing for us. Yeah, we started. Five hundred in a gig, I think, a month ago or somewhere in that timeframe. And so, you know, we have early data, but but the most popular thing is that you want to make

Walter Piecyk [00:33:00] there’s been any discussion about partnering with Google or Sling and offering kind of a TV over the top package that helps in marketing, but also maybe it’s just an incremental margin.

Chet Kanojia [00:33:13] And, you know, we’re pretty focused on kind of our approach today. You know, we do. Our review is right or wrong at the moment, anyways, that there’s plenty of business to be had just doing what we’re doing, you know, try to get to 30 per cent. In a very large TAM, provide a great clean experience. Don’t confuse the customer with what they can and can’t do with you. You know, be the other guy who’s basically providing a neutral platform for access to any kind of content they want. If they want help from us. In terms of, Hey, I want to use be able to use YouTube TV, our text will help them set it up if they want a recommendation on Do I, hey, should I get Amazon Fire or Apple or whatever? You know, we’re happy to walk people through it and get them set up, but you know, we don’t want a long term impinge our margins with some content in particular that has, you know, an adverse effect long term as costs continue to rise.

Walter Piecyk [00:34:06] And similarly, any discussion with wireless operators like a T-Mobile. I mean, they have this thing with pilot fiber. I think it’s called pilot fiber. In New York, it’s only two or three buildings benefit to them. They get you hooked up on broadband and it potentially lowers their churn as a wireless customer and kind of wraps you guys in. Is there been interest there as of yet?

Chet Kanojia [00:34:28] Nothing that I would sort of talk about, but I think, you know, you raise an interesting point, Walt, because I think if you draw the line out, you know, three more years. The question, I think in my mind is do you have a lot of excess mobile capacity that can be packaged as MVNO? Or do you have a lot of excess fixed line providers that are available right now? And I think my instinct is you will have more mobile capacity and more flexible packaging opportunities from a lot of different sources because it’s a much more competitive market versus on the fixed line side where, you know, literally your chances are one or two or three.

Walter Piecyk [00:35:03] You know, Mike Sievert, the CEO of T-Mobile, is said in pushing their concept of 5G that like, if I get there first, he’s really talking about Verizon. I’m going to grab all of the broadband customers on this price proposition 50 bucks a month for T-Mobile at home. And then once I do that and I’ve saturated the market when Verizon or whoever comes in next with that same proposition, they got to do something different. Do you think that’s true? And are you going to face those challenges as you kind of expand and 5G? You know, the way T-Mobile and Verizon are proposing comes into those markets, really?

Chet Kanojia [00:35:39] I mean, I think the way to I mean, I the way I look at answering that question is more on consumption pattern, right? You look at fixed line. If you look at a fixed line customer versus a mobile customer, fixed line customers consuming 50 to 60 times more data than on mobile customers. And that’s growing at about 30 percent compounded annually, right? So you look at that and you’re saying, how am I going to provide that with 80 megahertz, 100 megahertz spectrum in mid-band just for giggles? Just respect that while they serve, unless I’m willing to give up 50 times revenue on that bit, that’s like a full straight, right. So you would only do that in an area where you have extreme value capacity and you don’t expect capacity consumption to rise just because you’ve got, you know, a bunch of sort of spectrum deployed in that area. So I think of along those lines where there will be opportunities for consumers to have a competitive option using mobile 5G, where capacity is constrained, but where you have population centers, you know, a couple of thousand people, a thousand people within it, macros sort of infrastructure. Your capacity is a real challenge, right? I mean, people keep forgetting that you’re competing with cable at the end of the day, and cable has a gigahertz with the spectrum in that codecs. Without doing anything too dramatic, right? So there’s no practical way you’re going to compete with that unless you show up with a sort of comparable spectrum strategy. And that a gigahertz worth the spectrum and C-band or mid-band, I don’t know where you concoct that or what your return profile looks like, because the dollars per bit are, you know, 50 to 60 times less.

Walter Piecyk [00:37:21] Greg, let’s go back to the Q&A.

Brandon Ross [00:37:22] All right. Elspeth Movement’s second question of what is the average wait time for installs and how large is the backlog all installs still with a truck roll? Question mark.

Chet Kanojia [00:37:39] So if it’s a lit building, it’s same day install nails and have our installed windows in single families. We’re doing it. Install time is about 80 85 minutes or on appearance. Also, a tech will do about, you know, three actually is the sort of way to think about it. Yes, today, if you bifurcate installations into two categories one in lit buildings, the installed can be self, although we don’t do that today in non-live premises. The install is the structural.

Richard Greenfield [00:38:13] So now we’ve got a question from Andrew Schwartzman. Will the FCC is proceeding to change rules for multiple tenant environments likely to have meaningful impact on introducing competition? Good question.

Richard Greenfield [00:38:25] Yeah, that’s a really good question. We hope so. I mean, we have been very, you know, I think we’ve been surprised at how much success we’ve been having and even against what I will call, you know, exclusive marketing arrangements right today.

Richard Greenfield [00:38:40] And I live in one. So I know the coercion that is used so that the co-op environment in New York City is not friendly. As you’re building on or getting jets tickets rich, what is it? Dude, I don’t know. It took the collisions or just carnage. I remember just trying to get Pariser into the building just to have competition. And oh, the conduits are not wide enough. I mean, it was just like all of this crowd numbers, you might not. It was bullshit. There were more than wide enough to work just fine.

Brandon Ross [00:39:09] So, yeah, no, I think let’s keep

Brandon Ross [00:39:11] it PG 13.

Richard Greenfield [00:39:12] Sorry, sorry. Sorry. Yes. Yeah.

Chet Kanojia [00:39:15] So so we hope so and expect so that I think it should bring more competition and into the area.

Richard Greenfield [00:39:22] Well, let me then ask a little spin off of that question. Obviously, there’s a lot of concern about sort of where the FCC assuming we ever get five people in the FCC, well, which I’m not sure we’re ever going to get any more. But assuming we actually get to a new an actual chairman or chairperson, as well as five people in the FCC, what’s your view on sort of how you know, you know, a lot of talk about price regulation and what could happen? How do you look at all of that impacting just the overall landscape for broadband?

Chet Kanojia [00:39:50] I mean, you know, rich in all candor, you know, and this goes back to, you know, 2012 to 2013. You know, we’ve had a pretty successful dialog with the FCC and we found them to be extremely constructive all around, right? And whether it was when he was on a push net or net neutrality rate, regulation was not on the table. You know, really progressive, I think spectrum policy in both administrations trying to push as much spectrum out as they possibly could. So I mean, we certainly lose sleep over a lot of things, and that’s not one of them. We think that there are good people at the commission that are really trying to advance the agenda, both sides of the aisle.

Walter Piecyk [00:40:28] You do have a $15 a month rate plan and figure out what the speeds were on that. Is that something that just falls under the fact that, look, that’s access or that’s helping with the digital divide? So does that get ultimately get government funding to pay for that 15 bucks?

Chet Kanojia [00:40:45] So the $15 plan is what we call Story Connect, which is for low income housing. So you don’t actually have to qualify. The premises does. So if the premises qualifies as affordable housing or public housing by default, if you live there, you have access to the $15 pan. No qualification necessary. The speed there is 30 max metro, which you know, we made it in such a way that you can work from home, school, from home, whatever. What we find as an interesting data point, the vast majority of those people still take our fifty $50 plan, and it’s not the 15 versus 50. It’s the process of qualification that really drives that pain point for a lot of people.

Walter Piecyk [00:41:25] But how does that work then? So if, let’s say I’m in a qualified building, I can and I’m actually paying the $15, and then you get additional government subsidies beyond that or it’s $15, and then the government may pick up the check on that.

Chet Kanojia [00:41:38] 15 today it’s 15 straight. We just charge you 15 for that particular product. There are instances where we have done deals with affordable housing providers, but we’re providing both service. It’s not a big portion of the business today, but we do provide bulk services as

Walter Piecyk [00:41:54] part of that as well. We have another question here and in the chat that says Why did you go to the SPAC route rather than the traditional IPO? Why did you choose F Mac versus the likely ten other SPACs that would have wanted to do a deal with you?

Chet Kanojia [00:42:11] So the first question, you know, we kind of felt like we were at a point where, you know, in a, you know, pretty candid conversation here, right? So we’ve been raising capital to sort of match the next set of milestones we had, right? So we had, you know, seed round of X because we thought we would get to y place. We got y place. We needed new series ABC. So it’s been kind of that progressive process for us, and it was all leading up to was in 2019. OK, we want to participate in one or two so can be secure. The spectrum get a broad pan for ourselves. In 2020 it was Hey, can we get make sure that we can demonstrate the single family radio because if we can, then 2021 onwards now it’s about multi market concurrent execution and scaling, and that needs a lot of cash, right? And I think in our model, if you see, I think that’s about it 330 ish million dollar number to get to pull cash flow break even. And so then the trade off was like, OK, where can you get the pool of capital that sort of matches that size with the right set of, you know, cost structure, if you will? And I mean, you know, this is pretty unique, right? I mean, you don’t find a telecom company that’s growing 100 percent a year. I mean, that sort of doesn’t exist, right? It’s a new kind of a category, if you will. So that was really what drove the decision. And the question was then, you know, if we were going to do an organic IPO, we probably needed to wait another couple of years to get to sort of get to the right set of parameters that we felt that was the right fit versus doing it for the SPAC right now to get it the right amount of capital in today and. To accelerate the business and frankly, end up further ahead in two years where we would be raising a slug of private capital, that would just be kind of getting us to that point. And then I think on the second point, why if and we had a lot of interest, we ran, you know, there was a lot of sort of competitive process. I would look at really qualified sponsors, you know, and ended up with first mark for a couple of different reasons. First, you know, I think they understand that. No, not just they understand they’re in it for the long haul. They were investors in the company from the early stage, so they didn’t really have any. They had a very progressive view towards restructuring the economics that matched a signaling to the pipe investors that they were aligned no to really creating incentives and creating an environment for maximizing cash and balance sheet. You know, at close with the trust. So I think if you look at the structure that they’ve done, they’ve put up a million shares in, as is a four that will go towards people that parties that don’t redeem on a pro-rated basis. So that’s a really nice incentive. 75 percent of the promoters structure to that it is out at, you know, price milestones on the stock, which we thought was important to demonstrate to the market that, hey, this was not it, you know, we’re not a concept company. Yes, we are early, but we’re not a concept company. We’ve got two years of operating history with real numbers. Here’s a partner that’s not in it for a quick buck. They have been in the company and they’re going to stay in the company. They’re going to be part of the board, they’re holding their position and they’re locking themselves up. And, you know, and that’s based on the conviction they have based on their long term true history of the company. So that was kind of the conclusion that was really the rationale that I won the day at the end of the day that, you know, long term, we want to set the company up for success. And that means start at a point where everybody will participate and, you know, hopefully have a great outcome.

Walter Piecyk [00:45:50] So I just want to come back then to, I mean, the question that we got a lot or the reaction that we got a lot to the announcement today was that 48000 sub number at your current state. And, you know, because I think people have been generally familiar with the company. Can you just give us a little bit more kind of color behind that? Because I think you were talking about when you were answering that question earlier you talked about. You know, the number of buildings and maybe there was a capital constraint in terms of hitting the number of buildings, the technology, not having the radio to address the broader market, just the big fat radio that the top the MDU in these first two years, you were getting to what percent penetration in the building. You light up a building. And what percent penetration were you typically get into doing that? Maybe that’s a better way to kind of put the 20 percent those numbers in perspective?

Chet Kanojia [00:46:37] Yeah, 20 percent going to 30 percent effort in the two year period.

Walter Piecyk [00:46:41] Right. And so the issue then was just the number of buildings that were relative to people’s expectations of where you were today, the number of buildings that we’re getting. Is it difficult? Are you finding challenges in getting into the buildings and getting the building owner to allow you to put that antenna on the roof?

Chet Kanojia [00:46:57] I think if if anybody takes a step back on the history of this sector and say in the first two years how many premises got deployed for any provider started deploying close to 300000. Right, and taking 20 plus percent share in that, so that I think of it along those lines, right? This is not a SAS company that’s going to be, you know, this is physical infrastructure. So if you compare it in that sense, you know, it’s actually been a pretty incredible trajectory from that perspective.

Walter Piecyk [00:47:28] And then the second part of that question, which I think Rich wants to get you sorry, rich, but I’m going to preempt you on this one is the twenty twenty five estimate of about a million subs. I mean, the cable industry can probably swallow that, not theoretically care, because they’re just going to jack people’s prices every year. And it’s not necessarily going to disrupt the industry because they can just keep raising prices and give you a million. If it all came from cable lobbies, you can take some from DSL and what have you. But like, is that really going to change the industry because it’s you’re only going to have is there is that a conservative estimate? Like, what do you think the upside opportunity is on that on those growth estimates?

Chet Kanojia [00:48:06] You know, I don’t think it’d be appropriate for me to sort of say what the upside would be or not. I think we’ve taken a very conservative case, as I said, you know, but our penetration at that period at like six percent compared to where we’re at today in those areas. Some of it is also a function of, you know, when we end the process, what is the cash and balance sheet that might flex up our plans depending on where we end up with in those things? So I think those are the ones

Richard Greenfield [00:48:31] that let me ask it a different way like you’re going to be in front of. I think and I remember the 2026 number was like, you’d be in front of like twenty five million homes or something. Yeah, you know, and getting down to sort of that 900 to a million subscribers. But obviously, you’re not marketing to, you know, you’re not actually serviceable to all 25 million because it’s not buildings or homes that you know, actually have a direct availability at that moment. What’s the gating factor? Because obviously, if you had more availability meaning you are in more MDU use or you are in more like, what’s the gating factor? Is it just capital? Meaning if you raised three times as much capital, that number from one million could be three to four. Like, I think we’re just trying to understand like what is a number of you think back

Chet Kanojia [00:49:22] capital is a constraint, obviously, right? And we wanted to make sure we were doing.

Richard Greenfield [00:49:26] And how do we think about that balance? Like what’s the like? How does the math work like if you had an extra half a billion dollars, does one million go to two million? Like, how do we think about sort of the connection between those things?

Chet Kanojia [00:49:37] So you can’t switch a flip, flip a switch immediately, right? Because supply chains time it takes to procure materials, site build, et cetera, et cetera. So if you were to sort of think of it and grab it from a bottoms up perspective, we can construct a city from full to get to about 70 percent serviceability in terms of meaning. Seventy five percent of the households will be within verifiable coverage in about a seven month period, and you can parallelize as many as you possibly can because we have a partnership that I think was referenced in there with Quanta that’s handling all of our network construction as well.

Richard Greenfield [00:50:14] But that’s talking single families. That’s not talking am the user. You’re talking and using that as well.

Chet Kanojia [00:50:19] All of single family and MDU combined.

Walter Piecyk [00:50:22] Got it. I mean, look at the other. The other issue I see is when Rich talks about the twenty five million and we’re dealing with a legacy issue where your sales were effectively limited to where you were putting an antenna on top of an M.D. you where over the next year or two, it’s those 25 million you can truly sell to them, whether it’s word of mouth, a door hanger or them just kind of learning about you, that

Chet Kanojia [00:50:44] digital broadcast or all

Walter Piecyk [00:50:45] of that, that number could be substantially different if their dissatisfaction with their cable co is high. Right?

Chet Kanojia [00:50:52] So I think it really you’re thinking about it takes you about six seven months in a city to set up a network so you can do 10 cities at a time, you can do 15 cities at the time. But given the capital minimum cash condition that we’ve laid out in here, we’ve laid it out to, you know, three to five cities at a time, depending on kind of where, how much capital we end up with.

Richard Greenfield [00:51:14] And why not? I mean, like cities like New York, I mean, would seem like just given the MDU density like it would seem like a pretty huge opportunity with, you know, really, there’s no fiber competition. Fiber competition doesn’t really exist for a lot of New

Chet Kanojia [00:51:27] York, and having is a different story. Manhattan, you do have a lot of choice, right? And so but whereas you start looking at the outer boroughs, you’re absolutely right. There’s a lot of opportunity there.

Walter Piecyk [00:51:35] Meaning Brooklyn. Right. And if the question is, though, is getting back to the earlier question, I don’t. Can the FCC legally force building owners to say we need to open it up? I mean, I guess it’s if it’s considered a utility, but it’s like you own the asset. Like can the government force you and effectively do a broadband eminent domain to force these building owners to?

Chet Kanojia [00:51:59] So I think there is there is, I don’t know. I’m not lawyers. I don’t know the answer to that question. But I think the FCC has done things like not exclusive wiring agreements and not legal to my understanding. Rights of those kinds of things do exist. Now people get around them by doing a sale leaseback or, you know, other kind of convoluted sort of ways to kind of still effectively get to the same place. But. But I think the intent is there.

Walter Piecyk [00:52:26] I guess my last question is, can you get Rich’s building connected because I was one of the first hired of my submitted dude, I was one of the first people to submit. I check all the time. All I want is an alternative.

Walter Piecyk [00:52:42] But you have so spectrum and fios.

Walter Piecyk [00:52:46] Yeah, but fios to your building. We do, but like the it’s like a whole process to like switch out of the woods. I’m waiting for story.

Brandon Ross [00:52:57] Rich, there’s been a little bit of, you know, lack of information sharing.

Walter Piecyk [00:53:02] Yeah, I didn’t hear that.

Brandon Ross [00:53:03] I’ve gone along with your broadband struggles over the last several months.

Richard Greenfield [00:53:09] I’m waiting for story that’s going to hook me up one of these days. One of these days, I’m going to be able to be a starry subscriber in Manhattan.

Brandon Ross [00:53:16] I can pay off that Co-op board.

Richard Greenfield [00:53:20] I am confident the Co-op board will support me on this one. I’m guessing that your co-op board will not support you. I don’t know. It’s just the gas.

Brandon Ross [00:53:30] By the way, no one, I got money. I got so many people that I’m serving in in Austin and writing, but are happy to pay me 50 bucks and me.

Richard Greenfield [00:53:40] Just very last question. Just because we’re running out of time, I know you got a hard stop. Why even bother with? I mean, obviously, I see Walt’s point on sort of lower churn. But just given how many MDAs there are and the efficiency of MDAs for you, I know the challenge in certain cities of getting in. But why not? Why even shift the focus given how many media use there are in the country?

Chet Kanojia [00:54:02] Yeah. So it’s just shifting focus, but they change by geography. If you think about sort of cities in the Midwest, that number tends to be more single-family versus multifamily, right? Ultimately, we want to look, we were still and we are very much in the stage of setting this table right for the right cost structure and things along those lines. So but I think there’s an important I don’t know if it’s in the slide deck here or not, but that’s a good way for investors to think as sort of a, you know, hey, if you these guys just continue to do what the MDU opportunities, I think the total number within our footprint is about 15 million homes that matches that. And if you get the same like eight percent or 15 or 18 percent of that and you compare that to, you know, any other public company out there now, obviously it may take you longer just because you’re not direct to consumer. The other advantage of single family is your direct to consumers, so the decision maker is who’s calling you and that process, you know, training them to you, for example, by the time you get an access agreement, do you get to a cost actual subscriber that maybe a 90 day period right versus in a single family? It’s like they place an order. You’re there in four hours and you’re activating days.

Walter Piecyk [00:55:12] It’s faster than I would have thought. That’s even that’s pretty good, even for an MDL 90 days. Yeah, this is great.

Chet Kanojia [00:55:22] If you look at the volume of the units that we’re activating today, I think it’s pretty, you know, we feel really good that, you know, just making sure we continue to do that and just improve on that on a quarterly basis as a gets you to a pretty remarkable outcome, the company.

Richard Greenfield [00:55:37] Chet, thanks for joining us. I know today’s a busy day with filing for the transaction today and thanks for making us a priority and we were excited to have you and we will be following the story as you go public.

Chet Kanojia [00:55:49] Thank you, guys. Thank you

Richard Greenfield [00:55:50] for having. Thank you. Take care, McCall.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. (“Starry”), will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.